Spencer G. Feldman
Tel. (212) 801-9221
Fax. (212) 801-6400
feldmans@gtlaw.com

November 4, 2008

VIA FACSIMILE (202/772-9205)

Paul Fischer, Esq.
Staff Attorney
-and-
Kathleen Krebs, Esq.
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	KIT digital, Inc. - Registration Statement
on Form S-1 (No. 333-152423)
for Registration of Shares of Common Stock

Dear Mr. Fischer and Ms. Krebs:

On behalf of our client, KIT digital, Inc., in response to our telephone call on October 13, we are setting forth below a calculation of KIT digital’s non-affiliate public float.

Total Outstanding Shares of Common Stock (as of September 26, 2008)		114,602,447
Less Number of Shares held by Affiliates
• KIT Media Limited	35,300,000
• KIT Capital, Ltd.	625,000
(companies controlled by Kaleil Isaza Tuzman)
• Gavin Campion	123,600
• Robin Smyth	100,000
• Robert Petty	1,600,000
• Wayne Walker	39,100
• Kamal El-Tayara	100,000
• Lars Kroijer	40,000
Total	37,927,700

Public Float		76,674,747

Public Float Percentage		66.9%

Shares Included in Registration Statement • 39,700,000 outstanding shares • 39,700,000 shares underlying warrants		79,400,000

Percentage of Total Outstanding*	51.5%

Percentage of Public Float*		68.2%

______________
*Treating warrant shares as outstanding for purposes of this calculation.

*  *  *

Should you have any questions concerning this letter or desire any further information or clarification, please do not hesitate to contact Robin Smyth, Chief Financial Officer of KIT digital at (212) 661-4111, or me at (212) 801-9221.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Mr. Robin Smyth